February 4, 2011
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Summit Hotels Properties, Inc. Registration on Form S-11 (File No. 333-168686)
Ladies and Gentlemen:
     As underwriters of the proposed public offering of up to 23,000,000 shares of common stock of Summit Hotel Properties, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on February 8, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 28, 2011, through the date hereof:
     Preliminary Prospectus:
     Three thousand four hundred ninety (3,490) copies to prospective Underwriters, institutional investors, dealers and others.
     We were advised on February 4, 2011 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page follows]

Very truly yours, DEUTSCHE BANK SECURITIES INC. ROBERT W. BAIRD & CO. INCORPORATED RBC CAPITAL MARKETS, LLC As representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeremy Fox
	Name:	Jeremy Fox
	Title:	Managing Director

By:	/s/ Frank Windels
	Name:	Frank Windels
	Title:	Director

By:	ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Justin Glasgow
	Name:	Justin Glasgow
	Title:	Vice President

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Scott M. Merkle
	Name:	Scott M. Merkle
	Title:	Director

[Signature Page to Acceleration Request]